SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at October 30, 2006

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

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Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 30, 2006

* Print the name and title of the signing officer under his signature

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Continental Minerals Corporation 1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 Toll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. (formerly China NetTV Holdings Inc.) World Trade Centre Suite 536-999 Canada Place Vancouver, BC V6C 3E2 Tel 604 641∙1366 Fax 604 641∙1377 www.greatchinamining.com

XIETONGMEN PROJECT UPDATE
Feasibility, Environmental and Social Impact Studies Advanced

October 30, 2006, Vancouver, BC - Continental Minerals Ltd. (TSX Venture: KMK; OTCBB: KMKCF) and Great China Mining Inc. (OTC.BB-GCHA), announce an update of the status of engineering and mineral resource studies in 2006 for the Feasibility Study on the Xietongmen Copper-Gold Project. The Xietongmen Project is located 240 kilometers from the city of Lhasa in Tibet, People's Republic of China. Continental, which is the operator of the project, owns 60% of the parent holding company that owns 100% of the Xietongmen Project. A transaction to merge the two companies and unify 100% ownership of the project in Continental is progressing and is expected to be completed by the end of 2006.

Drilling in 2005 outlined significant mineral resources in a porphyry copper-gold deposit at Xietongmen. A comprehensive program commenced in 2006 to collect the data necessary for a feasibility study and environmental and social impact assessments, targeted for completion in 2007. This work has included extensive drilling to fully assess the resource potential of the property, detailed technical studies and expanded community and stakeholder engagement activities. Significant progress has been made.

Resource Studies

Drilling, totaling 25,565 meters, during 2006 at the Xietongmen deposit has both confirmed the continuity of the mineralization and expanded the deposit in all directions. The definition drilling program is now complete, and a new estimate of the mineral resource has been initiated. This new estimate, and other information derived from the feasibility work currently being done, will be utilized for a preliminary economic assessment of the project, expected in the fourth quarter of 2006.

Engineering Studies

Continental commissioned international consulting groups and Chinese design institutes to collect the necessary data for components of the Feasibility Study prescribed under legislation for China, as well as data collection and studies for an international Feasibility Study, which would be required for financing. The work has progressed concurrently.

Metallurgy

A systematic program of metallurgical sampling was initiated in February 2006. Melis Engineering of Saskatoon, Saskatchewan is supervising the detailed metallurgical testwork, which is being carried out at SGS Lakefield Laboratory in Lakefield, Ontario in conjunction with consultants from Aver Kvaerner in Toronto, Ontario and the Nanchang Engineering and Research Institute for Nonferrous Metals (NERIN), the Chinese Design Institute, which are responsible for the process design.

Five overall composites and fifty-four variability composites were prepared to verify geological continuity and grade variability throughout the deposit. Batch flotation tests were carried out on all composite samples to determine the optimum flotation conditions and establish the mill flowsheet, including assessments of optimum grind size and reagents to achieve the highest metal recoveries.

Lock cycle tests show that the Xietongmen mineralization can be treated using a simple flotation flowsheet involving a 125 micron primary grind, rougher flotation at pH 10 using standard flotation reagents and a regrind of the rougher concentrate to 25 microns prior to cleaner flotation, without the need for sodium cyanide. An excellent Cu recovery of over 90% resulted, producing a 25% Cu concentrate containing 30 g Au/t, 260 to 300 g Ag/t (See August 29, 2006 News Release).
The main metallurgical and grinding tests are now completed and reports being compiled.

Geotechnical

Golder Associates' Beijing Office is in charge of the detailed designs for tailing and waste rock disposal, the geotechnical investigations for the open pit. Geotechnical drilling has been completed in the pit, and at potential plant site, waste rock and tailings storage areas. Rock characterization testing was completed in September, and reports are being compiled. Waste rock and tailings areas designs are being developed by NERIN and Golder.

Pit Design and Mine Planning

International Engineering firm Breton Banville and Associates of Montreal, Quebec is currently engaged to develop the pit design and layout and production schedule for the detailed engineering and planning to be completed for the Feasibility Study before year end.

Panalpina Projects of Toronto, Ontario and Beijing, China have been working on the logistical plans for movement of the mineral concentrate and construction material and equipment transportation to the project.

Environmental and Socio-economic

Environmental and socio-economic baseline data collection is being carried out by Sinosphere consultants, based in Beijing, in conjunction with Golder. The Yellow River Conservatory Bureau is completing hydrological studies at site. Flora and fauna studies are complete, but other activities such as weather data collection and water well monitoring continues. Community baseline studies have been completed, and input is being collected from the local authorities. The stakeholder engagement document is being finalized and translated in preparation for public presentations.

Community Engagement

The community engagement program has expanded along with the other project activities in 2006. A five-person team, comprised of a community relations manager and village liaison officers from the local area, has been engaged to describe and discuss the project, to get input on it, and to explore opportunities for community and economic development and other tangible benefits for local residents and communities. At the exploration stage, this dialogue has included discussions of where drill roads can be placed to limit interference with community grazing activities, and allotting jobs associated with the technical programs to those communities nearest to the activities.

As the feasibility studies have progressed, a series more formal process of meetings and information sessions for the three local villages have been initiated. Additional meetings are held with county and regional government officials. These will continue over the winter months.

Gerald Panneton President & CEO Continental Minerals Corporation
For further information:
Continental Minerals Corporation Tel: 604 684∙6365 Toll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. Tel: 604 641∙1366 www.greatchinamining.com

No regulatory authority has approved or disapproved the information contained in this news release.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty and political and economic instability, changes in government policies regarding mining and natural resource exploration and exploitation, the risk that the above-referenced merger transaction may not be completed within the time frame contemplated or at all and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining Inc., Investors should review the Company's annual Form on 20F with the United States Securities and Exchange Commission at www.sec.gov.